Filed by Exelon Corporation

Reg. No. 333-155278

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: NRG Energy, Inc.

On December 22, 2008, Exelon distributed the following update on the proposed NRG transaction to its employees:

This message was sent to all employees on behalf of Chris Crane, president and chief operating officer

Over the last two months, there has been a lot of activity around our efforts to acquire NRG Energy, Inc. I wanted to take a moment to review our progress, show how the steps we’re taking are connected, and outline the upcoming milestones.

On October 19, 2008, Exelon made public its offer to exchange every outstanding share of NRG for new Exelon shares (at an exchange rate of 0.485 of a share of Exelon stock for each NRG share or, 485 shares of Exelon for every 1,000 shares of NRG). NRG responded immediately, saying that the company would evaluate our offer. After no substantive response, we sent a second letter to NRG on November 4, prompting NRG’s detailed rejection letter and setting the stage for the launch of our formal offer to NRG shareholders on November 12. In this offer, we invited NRG shareholders to “tender” (or offer) their shares in exchange for Exelon stock. We won’t actually acquire NRG shares through the exchange offer unless at least a majority of the NRG shareholders tender their shares for exchange and other conditions, such as regulatory approvals, are satisfied. NRG again advised its shareholders on November 24 not to accept Exelon’s offer.

Since the start of our public offer, Exelon executives have been meeting with Exelon and NRG investors, state and federal regulatory agencies and the media to discuss the proposed transaction and its benefits. In our meetings with NRG investors, we have stressed our desire for NRG to enter into discussions with Exelon for a negotiated transaction, and most of the NRG investors we have met with support that goal. However, we don’t believe that NRG’s directors are acting in the best interest of NRG investors, so we have publicly stated our intent to nominate and seek the election of new independent directors to serve on NRG’s board.

Exelon is taking steps to obtain the regulatory approvals required for our proposed acquisition of NRG. Specifically, we filed with the Federal Energy Regulatory Commission (FERC), Federal Trade Commission and Department of Justice to get approval for the proposed acquisition of NRG (read the press release here, and NRG’s response here). These are normal actions, and they demonstrate our continued goal to complete a deal as soon as is practical. We will be making filings for state regulatory approvals within the next few weeks.

Of particular interest in our public announcement was the news in our FERC filing that if the NRG transaction were to close, we would divest Exelon’s Texas plants, including our Handley, LaPorte and Mountain Creek facilities, to ensure that a combined Exelon/NRG will not own more generating assets in the Texas power market than is allowed under federal law. It’s important to note that we are not proposing to close these plants. The plants, which provide needed electricity in Texas, would be operated by a new owner.

Looking ahead, the next important date in this process is January 6, 2009. That’s the day that our tender offer for NRG shares is currently set to expire. We expect to make an announcement then regarding the number of NRG shareholders who have indicated their interest in a combination of our two companies. Because it will take several months to obtain all regulatory approvals, we expect to extend the expiration date of our offer several times and as a result no shares will actually change hands in January. While we expect that a number of NRG’s shareholders will see the benefits of this proposed transaction and tender their shares, the number of shares tendered on January 6 will not determine the outcome.

As a final note, it isn’t our desire to make this a “hostile takeover” of NRG, as it has been described in the media. Our goal is to negotiate a friendly deal with NRG based on shareholder support and an overall view that this combination will be better for both companies and their shareholders.

Thank you, as always, for staying informed on this and other issues important to our business. We will continue to share information as we continue down this important path for Exelon. If you have any questions, please send them to Exelon Corporate Communications Mailbox in Outlook and we’ll do our best to answer them as quickly as we can.

Chris Crane

Important Additional Information

This communication relates, in part, to the offer (the “Offer”) by Exelon Corporation (“Exelon”) through its direct wholly-owned subsidiary, Exelon Xchange Corporation (“Xchange”), to exchange each issued and outstanding share of common stock (the “NRG shares”) of NRG Energy, Inc. (“NRG”) for 0.485 of a share of Exelon common stock. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, NRG shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (Reg. No. 333-155278) (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by Exelon and Xchange with the Securities and Exchange Commission (the “SEC”) on November 12, 2008. The Offer is made only through the Exchange Offer Documents. Investors and security holders are urged to read these documents and other relevant materials as they become available, because they will contain important information.

Exelon expects to file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “NRG Meeting Proxy Statement”) for the 2009 annual meeting of NRG stockholders (the “NRG Meeting”). Exelon will also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Exelon shareholders (the “Exelon Meeting”) to be called in order to approve the issuance of shares of Exelon common stock pursuant to the Offer (the “Exelon Meeting Proxy Statement”). Investors and security holders are urged to read the NRG Meeting Proxy Statement and the Exelon Meeting Proxy Statement and other relevant materials as they become available, because they will contain important information.

Investors and security holders can obtain copies of the materials described above (and all other related documents filed with the SEC) at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, toll free at 1-877-750-9501. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, Xchange or NRG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Exelon, Xchange and the individuals to be nominated by Exelon for election to NRG’s Board of Directors will be participants in the solicitation of proxies from NRG stockholders for the NRG Meeting or any adjournment or postponement thereof. Exelon and Xchange will be participants in the solicitation of proxies from Exelon shareholders for the Exelon Meeting or any adjournment or postponement thereof. In addition, certain directors and executive officers of Exelon and Xchange may solicit proxies for the Exelon Meeting and the NRG Meeting. Information about Exelon and Exelon’s directors and executive officers is available in Exelon’s proxy statement, dated March 20, 2008, filed with the SEC in connection with Exelon’s 2008 annual meeting of shareholders. Information about Xchange and Xchange’s directors and executive officers is available in Schedule II to the Prospectus/Offer to Exchange. Information about any other participants will be included in the NRG Meeting Proxy Statement or the Exelon Meeting Proxy Statement, as applicable.

Forward Looking Statements

This communication includes forward-looking statements including, for example, statements regarding benefits of the proposed merger, integration plans and expected synergies. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. The factors that could cause actual results to differ materially from these forward-looking statements include Exelon’s ability to achieve the synergies contemplated by the proposed transaction, Exelon’s ability to promptly and effectively integrate the businesses of NRG and Exelon, and the timing to consummate the proposed transaction and obtain required regulatory approvals as well as those discussed in (1) Exelon’s preliminary prospectus/offer to exchange that is contained in the Registration Statement on Form S-4, Reg. No. 333-155278, that Exelon has filed with the SEC in connection with the offer; (2) Exelon’s 2007 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 19; (3) Exelon’s Third Quarter 2008 Quarterly Report on Form 10-Q in (a) Part II, Other Information, ITEM 1A. Risk Factors and (b) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (4) other factors discussed in Exelon’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Exelon does not undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication, except as required by law.

Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

All information in this communication concerning NRG, including its business, operations, and financial results, was obtained from public sources. While Exelon has no knowledge that any such information is inaccurate or incomplete, Exelon has not had the opportunity to verify any of that information.